UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14518

SCOR
(Exact name of registrant as specified in its charter)

1, Avenue du Général de Gaulle
92800 Puteaux
FRANCE
Telephone number: +33 (0)1 46 98 70 00
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares
American Depositary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	☐

Rule 12h-6(d)	☐	Rule 12h-6(i)	☐

PART I

Item 1.	Exchange Act Reporting History

A.           SCOR first became subject to reporting obligations under Section 13(a) of the Exchange Act on October 10, 1996 with the registration of its ordinary shares and American Depositary Shares ("ADSs"), represented by American Depositary Receipts, under section 12(b) of the Securities Exchange Act of 1934 in connection with the listing on the New York Stock Exchange of SCOR's ADSs.

B.           SCOR has filed or submitted all reports required under section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form. SCOR has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

SCOR's securities were last sold in the United States in a registered offering under the Securities Act of 1933 on October 10, 1996.

Item 3.	Foreign Listing and Primary Trading Market

A.           SCOR maintains a listing of the ordinary shares on Euronext in France, which constitutes the primary trading market for the ordinary shares. The ADSs are not listed on any exchange outside the United States.

B.           The ordinary shares were initially listed on Euronext on November 30, 1989. SCOR has maintained a listing of the ordinary shares on the Euronext for at least the 12 months preceding the filing of this form.

C.           The percentage of trading in the ordinary shares that occurred in France as of the 12-month period ending May 29, 2007 is 100%.

Item 4.	Comparative Trading Volume Data

A.           The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 30, 2006 and the last date of such period is May 29, 2007.

B.           The average daily trading volume of the ordinary shares and ADSs (expressed in terms of the underlying ordinary shares) in the United States and worldwide for the period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Traded as ordinary shares	128,773	254,890,886
Traded as ADSs (share equivalent)	2,549,825	2,549,825
TOTAL	2,678,598	257,440,711

C.           The average daily trading volume of the ordinary shares and the ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume of the ordinary shares and the ADSs (when expressed in terms of the underlying ordinary shares) worldwide for the period described in Item 4.A was 1.04%.

D.           The ADSs have not been delisted from a national securities exchange or inter-dealer quotation system in the United States. SCOR filed a Form 25 to voluntarily withdraw the ordinary shares and ADSs from listing on the New York Stock Exchange and registration under section 12(b) of the Exchange Act on June 4, 2007.

E.           SCOR has not terminated a sponsored ADR facility regarding the ordinary shares.

F.            The source of the trading volume information used for determining whether SCOR meets the requirements of Rule 12h-6 is Euronext for ordinary shares traded on Euronext and Bloomberg for ADSs and ordinary shares traded in the US.

Item 5.	Alternative Record Holder Information
Not applicable.
Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.         SCOR issued a press release on May 24, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act. SCOR furnished the press release to the SEC under cover of Form 6-K on that date.

B.           SCOR disseminated the press release in the United States via PR Newswire on May 24, 2007.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

SCOR will publish the information required under Rule 12g3-2(b)(1)(iii) on the “Investor Information” pages of its web site, www.scor.com.

PART III

Item 10.	Exhibits
None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States during the 12-month period specified in Item 4.A exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SCOR has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, SCOR certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Patrick Thourot
Name:	Patrick Thourot
Title:	Chief Operating Officer

Date:	June 4, 2007